FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

September 30, 2021

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2021 of Videotron Ltd.

QUARTERLY REPORT

2021 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2021 – September 30, 2021

November 10, 2021

VIDEOTRON LTD.

condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2021 and 2020

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2021

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2021 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2020 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and cash flows from operations, and key performance indicators, such as revenue-generating unit (“RGU”) and average billing per unit (“ABPU”). Definitions of the non-IFRS measures and the key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. The Québec government has gradually implemented a new reopening plan since May 2021 and has imposed the use of a vaccination passport starting September 1, 2021, required to be admitted to certain locations or to participate to certain non-essential activities. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and has led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has provided essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees.

The impact of the COVID-19 health crisis on the Corporation’s operating results in the third quarter of 2021 is analyzed in greater detail in this management discussion and analysis report. It is difficult at this stage to foresee all the consequences of this crisis, including the potential effects of another major wave. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

Highlights

Third quarter 2021

Revenues: $939.5 million, a $1.6 million (0.2%) increase.

Adjusted EBITDA: $476.8 million, down $6.8 million (-1.4%), reflecting the $18.8 million unfavourable impact of recognition of a one-time item in the third quarter of 2020.

Net income attributable to shareholders: $182.9 million, a decrease of $2.0 million.

Cash flows from operations: $337.3 million, a $11.4 million (3.5%) increase.

Cash flows provided by continuing operating activities: $337.5 million, a $2.6 million (0.8%) increase.

Year to date

Revenues: $2.78 billion, a $100.2 million (3.7%) increase.

Adjusted EBITDA: $1.41 billion, a $26.5 million (1.9%) increase, despite the $12.6 million unfavourable impact of recognition of a one-time item during the first nine months of 2020.

Net income attributable to shareholders: $512.2 million, a decrease of $32.3 million.

Cash flows from operations: $980.3 million, a $29.1 million (3.1%) increase.

Cash flows provided by continuing operating activities: $869.4 million, a $219.6 million (-20.2%) decrease.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Revenues
Internet	$301.4	$285.5	$899.8	$839.1
Television	207.8	222.7	632.3	683.6
Mobile Telephony	181.8	168.4	527.1	488.3
Wireline Telephony	79.4	85.4	240.8	255.1
Mobile equipment sales	72.0	80.2	195.5	179.8
Wireline equipment sales	51.3	50.3	148.2	100.7
Other	45.8	45.4	138.2	135.1
	939.5	937.9	2,781.9	2,681.7
Employee costs	(103.7)	(101.4)	(309.9)	(305.0)
Purchase of goods and services	(359.0)	(352.9)	(1,062.8)	(994.0)
Adjusted EBITDA[1]	476.8	483.6	1,409.2	1,382.7
Depreciation and amortization	(177.9)	(181.5)	(537.1)	(546.3)
Financial expenses	(62.0)	(50.2)	(174.7)	(159.5)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.9)	(0.3)	(0.4)
Restructuring of operations and other items	(9.3)	(15.2)	(8.8)	(25.2)
Loss on debt refinancing	–	–	(40.1)	–
Income taxes	(44.9)	(50.9)	(135.9)	(142.2)
Income from discontinued operations	–	–	–	35.5
Net income	$182.9	$184,9	$512.3	$544.6

1 See « Non-IFRS Financial Measures »

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to property, plant and equipment and to intangible assets[1]
Additions to property, plant and equipment	$103.5	$115.7	$316.5	$298.2
Additions to intangible assets	36.0	42.0	112.4	133.3
	139.5	157.7	428.9	431.5
Cash flows
Cash flows from operations[1]:	$337.3	$325.9	$980.3	$951.2
Cash flows provided by continuing operating activities	337.5	334.9	869.4	1,089.0

	Sept. 30 2021	Dec. 31 2020
Balance sheet
Cash and cash equivalents	$421.8	$74.0
Working capital	417.9	(199.4)
Net assets related to derivative financial instruments	138.3	325.3
Total assets	8,775.0	8,119.6
Total debt	5,104.6	4,111.5
Lease liabilities (current and long-term)	151.3	142.3
Subordinated loan from parent corporation	1,595.0	1,595.0
Equity attributable to shareholders	(230.3)	188.1

•	The Corporation’s revenues grew by $1.6 million (0.2%) in the third quarter of 2021 and its adjusted EBITDA decreased by $6.8 million (-1.4%), reflecting the $18.8 million unfavourable impact of recognition of a one-time item in the third quarter of 2020.

•	Videotron significantly increased its revenues from Internet access services ($15.9 million or 5.6%) and mobile telephony ($13.4 million or 8.0%) in the third quarter of 2021.

•	There was a net increase of 25,600 RGUs (0.4%) in the third quarter of 2021, including 40,900 connections (2.7%) to the mobile telephony service and 22,500 subscriptions (1.2%) to Internet access services.

•	On September 9, 2021, Videotron and TVA Sports announced a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena will be named the “Colisée Vidéotron” and TVA Sports will be the exclusive official broadcaster of the Lions de Trois-Rivières’ home games as they begin their first season.

•	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including more than 40 first-run exclusive original Québec productions.

•	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences.

•	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.

1 See « Non-IFRS Financial Measures »

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2021/2020 third quarter comparison

Revenues: $939.5 million in the third quarter of 2021, a $1.6 million (0.2%) increase.

•	Revenues from mobile telephony services increased $13.4 million (8.0%) to $181.8 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.

•	Revenues from Internet access services increased $15.9 million (5.6%) to $301.4 million, due mainly to an increase in average per-subscriber revenues and subscriber base growth.

•	Revenues from television services decreased $14.9 million (-6.7%) to $207.8 million, due mainly to a decrease in the subscriber base and a decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services decreased $6.0 million (-7.0%) to $79.4 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers decreased $8.2 million (-10.2%) to $72.0 million, mainly because of the decrease in the number of mobile devices sold, partially offset by price increases.

•	Revenues from wireline equipment sales to customers increased $1.0 million (2.0%) to $51.3 million.

Total ABPU: Videotron’s total ABPU was $50.55 in the third quarter of 2021 compared with $49.94 in the same period of 2020, a $0.61 (1.2%) increase. Mobile ABPU was $50.15 in the third quarter of 2021, compared with $50.98 in the same period of 2020, a $0.83 (-1.6%) decrease.

Customer statistics

RGUs – The total number of RGUs was 6,146,600 at September 30, 2021, an increase of 25,600 from the end of the second quarter of 2021 (compared with an increase of 4,700 in the same period of 2020), and a 12-month increase of 41,700 (0.7%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,571,300 at September 30, 2021, an increase of 40,900 (2.7%) from the end of the second quarter of 2021 (compared with an increase of 47,700 in the same period of 2020), and a 12-month increase of 118,700 (8.2%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,832,700 at September 30, 2021, an increase of 22,500 (1.2%) from the end of the second quarter of 2021 (compared with an increase of 20,500 in the same period of 2020), and a 12-month increase of 62,900 (3.6%) (Table 2).

Television – The number of subscribers to television services stood at 1,428,000 at September 30, 2021, a decrease of 13,400 (-0.9%) since the end of the second quarter of 2021 (compared with a decrease of 15,500 in the same period of 2020), and a 12-month decrease of 53,800 (-3.6%) (Table 2).

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 847,400 at September 30, 2021, a decrease of 25,000 (-2.9%) from the end of the second quarter of 2021 (compared with a decrease of 28,700 in the same period of 2020), and a 12-month decrease of 100,400 (-10.6%) (Table 2).

OTT – The number of subscribers to the over-the-top video services (“OTT”) stood at 467,200 at September 30, 2021, an increase of 600 from the end of the second quarter of 2021 (compared with a decrease of 19,300 in the same period of 2020), and a 12-month increase of 14,300 (3.2%) (Table 2).

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2021	June 2021	Mar. 2021	Dec. 2020	Sept. 2020	June 2020	Mar. 2020	Dec. 2019
Mobile telephony	1,571.3	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5
Internet	1,832.7	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3
Television	1,428.0	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8
Wireline telephony	847.4	872.4	897.7	924.7	947.8	976.5	998.2	1,027.3
OTT	467.2	466.6	477.9	469.7	452.9	472.2	471.7	459.3

Total	6,146.6	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2

Adjusted EBITDA: $476.8 million, a $6.8 million (-1.4%) decrease due primarily to:

•	$18.8 million unfavourable variance related to the recognition of a one-time item in the third quarter of 2020.

Partially offset by:

•	decreases in operating expenses, including administrative costs.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 49.2% in the third quarter of 2021 compared with 48.4% in the same period of 2020, mainly reflecting the impact of recognition of a one-time item in the third quarter of 2020.

Depreciation and amortization charge: $177.9 million in the third quarter of 2021, a $3.6 million decrease.

Financial expenses: $62.0 million in the third quarter of 2021, a $11.8 million increase caused mainly by higher average indebtedness and by an unfavourable variance in losses and gains on foreign currency translation of short-term monetary items, partially offset by the impact of the lower average interest rate on the long-term debt.

Gain on valuation and translation of financial instruments: $0.2 million in the third quarter of 2021 compared with a $0.9 million loss in the same period of 2020, a $1.1 million favourable variance.

Charge for restructuring of operations and other items: $9.3 million in the third quarter of 2021, a $5.9 million decrease.

•	A $9.3 million charge was recognized during the third quarter of 2021 in connection with cost-reduction ($7.9 million in the third quarter of 2020). In addition, a $7.3 million charge for impairment of assets was recognized in the third quarter of 2020 in connection with various restructuring initiatives.

Income tax expense: $44.9 million in the third quarter of 2021 (effective tax rate of 26.1%), compared with $50.9 million in the same period of 2020 (effective tax rate of 25.8%), a $6.0 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

Net income attributable to shareholders: $182.9 million in the third quarter of 2021, compared with $184.9 million in the same period of 2020, a decrease of $2.0 million.

•	The main unfavourable variances were:

o	$11.8 million increase in financial expenses.

o	$6.8 million decrease in adjusted EBITDA;

•	The main favourable variances were:

o	$6.0 million decrease in the income tax expense;

o	$5.9 million decrease in the charge for restructuring of operations and other items;

o	$3.6 million decrease in depreciation and amortization expenses.

Cash flows from operations: $337.3 million in the third quarter of 2021 compared with $325.9 million in the same period of 2020 (Table 9). The $11.4 million increase was due to a $12.2 million decrease in additions to property, plant and equipment and a $6.0 million decrease in additions to intangible assets, partially offset by a $6.8 million decrease in adjusted EBITDA.

Cash flows provided by continuing operating activities: $337.5 million, a $2.6 million (0.8%).

2021/2020 year-to-date comparison

Revenues: $2.78 billion, a $100.2 million (3.7%) increase, essentially due to the same factors as those noted above in the discussion of third quarter 2021 results.

•	Revenues from mobile telephony service increased $38.8 million (7.9%) to $527.1 million.

•	Revenues from Internet access services increased $60.7 million (7.2%) to $899.8 million.

•	Revenues from television services decreased $51.3 million (-7.5%) to $632.3 million.

•	Revenues from wireline telephony service decreased $14.3 million (-5.6%) to $240.8 million.

•	Revenues from mobile equipment sales to customers increased $15.7 million (8.7%) to $195.5 million, partly as a result of higher volume and prices.

•	Revenues from wireline equipment sales to customers increased $47.5 million (47.2%) to $148.2 million, due in part to increased equipment sales related to the Helix platform.

•	Other revenues increased $3.1 million (2.3%) to $138.2 million.

ABPU: Videotron’s total ABPU was $50.39 in the first nine months of 2021, compared with $49.85 in the same period of 2020, a $0.54 (1.1%) increase. Mobile ABPU was $50.13 in the first nine months of 2021, compared with $50.96 in the same period of 2020, an $0.83 (-1.6%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 public-health crisis and the popularity of Bring Your Own Device plans.

Customer statistics

RGUs – 1,300 unit decrease in the first nine months of 2021 compared with an increase of 28,700 in the same period of 2020.

Mobile telephony – 90,200 (6.1%) subscriber-connection increase in the first nine months of 2021 compared with an increase of 122,100 in the same period of 2020.

Internet access – 35,900 (2.0%) customer increase in the first nine months of 2021 compared with an increase of 42,500 in the same period of 2020.

Television – 47,600 (-3.2%) decrease in the first nine months of 2021 compared with a decrease of 50,000 in the same period of 2020.

Wireline telephony service – 77,300 (-8.4%) subscriber-connection decrease in the first nine months of 2021 compared with a decrease of 79,500 in the same period of 2020.

OTT – 2,500 (-0.5%) subscriber decrease in the first nine months of 2021 compared with a decrease of 6,400 in the same period of 2020.

Adjusted EBITDA: $1.41 billion, a $26.5 million (1.9%) increase due primarily to:

•	impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	increases in some operating expenses, including engineering and customer service and technical quality expenses;

•	$12.6 million unfavourable variance related to recognition of a one-time item in the first nine months of 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 49.3% in the first nine months of 2021 compared with 48.4% in the same period of 2020, due essentially to the factor noted above in the discussion of the third quarter 2021 results.

Depreciation and amortization charge: $537.1 million, a $9.2 million decrease cause mainly by lower spending related to the leasing of set-top boxes.

Financial expenses: $174.7 million, a $15.2 million increase caused mainly by higher average indebtedness, partially offset by the impact of the lower average interest rate on long-term debt.

Loss on valuation and translation of financial instruments: $0.3 million in the first nine months of 2021 compared with $0.4 million in the same period of 2020.

Charge for restructuring of operations and other items: $8.8 million in the first nine months of 2021, compared with $25.2 million in the same period of 2020, a $16.4 million favourable variance.

•	A $11.5 million charge was recognized in the first nine months of 2021 in connection with cost-reduction initiatives ($17.9 million in the first nine months of 2020). In addition, a $3.5 million gain on other items was recognized in the first nine months of 2021. A $0.8 million charge for impairment of assets was also recognized in the first nine months of 2021 in connection with various restructuring initiatives ($7.3 million in the first nine months of 2020).

Loss on debt refinancing: $40.1 million in the first nine months of 2021.

•	On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. As a result, a $40.1 million net loss was recorded in the consolidated statement of income in the first nine months of 2021.

Income tax expense: $135.9 million in the first nine months of 2021 (effective tax rate of 26.3%), compared with $142.2 million in the same period of 2020 (effective tax rate of 26.5%), a $6.3 million favourable variance caused mainly by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

Net income attributable to shareholders: $512.2 million in the first nine months of 2021, compared with $544.5 million in the same period of 2020, a decrease of $32.3 million.

•	The main unfavourable variances were:

o	$40.1 million unfavourable variance related to debt refinancing;

o	$35.5 million decrease in income from discontinued operations;

o	$15.2 million increase in financial expenses.

•	The main favourable variances were:

o	$26.5 million increase in adjusted EBITDA;

o	$16.4 million favourable variance in restructuring of operations and other items;

o	$9.2 million decrease in depreciation and amortization expenses;

o	$6.3 million decrease in the income tax expense.

Cash flows from operations: $980.3 million in the first nine months of 2021 compared with $951.2 million in the same period of 2020 (Table 9). The $29.1 million increase was due to the $26.5 million increase in adjusted EBITDA and a $20.9 million decrease in additions to intangible assets, including decreased investment in IT systems, partially offset by an $18.3 million increase in additions to property, plant and equipment, including increased investment in the LTE-A network.

Cash flows provided by continuing operating activities: $869.4 million, a $219.6 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in the cash portion of financial expenses, partially offset by the increase in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2021

Cash flows provided by continuing operating activities: $337.5 million in the third quarter of 2021 compared with $334.9 million in the same period of 2020.

The $2.6 million increase was primarily due to:

•	$25.8 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in contract assets and income tax payable, partially offset by an unfavourable variance in accounts receivable and inventory;

Partially offset by:

•	$11.8 million increase in the cash portion of financial expenses;

•	$6.8 million decrease in adjusted EBITDA;

•	$3.5 million increase in current income taxes.

Year to date

Cash flows provided by continuing operating activities: $869.4 million in the first nine months of 2021 compared with $1.09 billion in the same period of 2020.

The $219.6 million decrease was mainly due to:

•	$230.4 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in income tax payable, inventory and accounts receivable, partially offset by the favourable variance in contract assets;

•	$14.9 million increase in the cash portion of financial expenses;

•	$11.3 million increase in current income taxes.

Partially offset by:

•	$26.5 million increase in adjusted EBITDA;

•	$9.9 million favourable variance in the cash portion of restructuring of operations and other items.

The unfavourable net change in non-cash items related to operating activities had an unfavourable impact on cash flows provided by continuing operating activities in the first nine months of 2021 compared with the same period of 2020, while the increased profitability of the Corporation had a favourable impact.

Working capital: $417.9 million at September 30, 2021 compared with negative $199.4 million at December 31, 2020. The $617.3 million favourable variance was due primarily to an increase in cash and cash equivalents, as well as favourable variances in accounts receivable and inventory.

Investing activities

Third quarter 2021

Cash flows used for additions to property, plant and equipment: $114.8 million in the third quarter of 2021 compared with $133.9 million in the same period of 2020, a $19.1 million decrease, including an $6.9 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $197.3 million in the third quarter of 2021 compared with $30.6 million in the same period of 2020. The $166.7 million increase reflects in large part the $166.0 million deposit paid on acquisition of spectrum licences in the 3500 MHz band.

Proceeds from disposal of assets: $3.6 million in the third quarter of 2021 compared with $0.9 million in the same period of 2020.

Year to date

Cash flows used for additions to property, plant and equipment: $323.7 million in the first nine months of 2021 compared with $312.2 million in the same period of 2020. The $11.5 million increase mainly reflects increased investment in the LTE-A network, partially offset by a $6.8 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $290.7 million in the first nine months of 2021 compared with $166.8 million in the same period of 2020. The $123.9 million increase mainly reflects the $166.0 million deposit paid on acquisition of spectrum licences in the 3500 MHz band, partially offset by a $21.2 million favourable net variance in current non-cash items and decreased investment in IT systems.

Proceeds from disposal of assets: $6.2 million in the first nine months of 2021 compared with $2.7 million in the same period of 2020.

Net business acquisitions: $6.7 million in the first nine months of 2021.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $993.1 million increase in the first nine months of 2021. $187.0 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	Additions to debt in the first nine months of 2021 essentially consisted of:

o	issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;

o	issuance on June 17, 2021 by Videotron of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	Debt reductions in the first nine months of 2021 essentially consisted of:

o	early redemption by Videotron on July 6, 2021 of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021;

o	$11.2 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $325.3 million at December 31, 2020 compared with $138.3 million at September 30, 2021. The $187.0 million unfavourable net variance was mainly due to:

o	unwinding of Videotron’s hedges in an asset position in connection with the early redemption on July 6, 2021 of its 5.000% Senior Notes in aggregate principal amount of US$800.0 million;

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Financial Position

Net available liquidity: $1.92 billion at September 30, 2021 for the Corporation and its wholly owned subsidiaries, consisting of $1.50 billion in available unused revolving credit facilities and $420.1 million in cash and cash equivalents.

As at September 30, 2021, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt 12-month periods ended September 30 (in millions of Canadian dollars)
2022	$-
2023	-
2024	760.8
2025	400.0
2026	375.0
2027 and thereafter	3,594.8
Total	$5,130.6

From time to time, The Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 6.3 years as of September 30, 2021 (5.1 years as of December 31, 2020). After taking into account hedging instruments, the debt consisted of approximately 96.5% fixed-rate debt (95.4% at December 31, 2020) and 3.5% floating-rate debt (4.6% at December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At September 30, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $325.0 million in common dividends to the parent corporation in the first nine months of 2021 ($471.0 million in the same period of 2020). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Issuance of shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the nine-month period ended September 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $700.0 million.

Participation in 3500 MHz spectrum auction

On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Quebecor now holds 175 blocks of spectrum in the 3500 MHz band (with an average size of 32 MHz) in four Canadian provinces outside Québec and plans to roll out its mobile telephony service to certain rural and urban areas in the rest of Canada. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. Innovation, Science and Economic Development Canada (“ISED”) had initially set October 4, 2021 as the date for payment of the balance. However, delivery of the licenses has been postponed to give ISED time to conduct technical consultations with respect to the 3500 MHz band. ISED has not yet determined the date on which the spectrum licences will be issued and delivered, as well as the date the final payment of $664.0 million will become due. In late August 2021, two competitors launched legal proceedings in Federal Court contesting the awarding of 3500 MHz licences in Western Canada to Videotron. These cases are currently before the Federal Court. On October 22, 2021, the Federal Court dismissed an application for an interlocutory injunction filed by one of these competitors to halt the granting of spectrum licences in Western Canada.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between September 30, 2021 and December 31, 2020

(in millions of Canadian dollars)

	Sept. 30, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$421.8	$74.0	$347.8	Cash flows provided by operating activities and financing activities
Accounts receivable	494.1	358.4	135.7	Impact of current variances in activities and current portion of government credits receivable for major capital projects
Inventories	160.7	94.3	66.4	Impact of current variances in activity
Property, plant and equipment	2,799.7	2,879.5	(79.8)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	1,513.5	1,351.4	162.1	Deposit on acquisition of 294 blocks of spectrum in the 3500 MHz band, additions to intangible assets and business acquisitions, less amortization for the period
Derivative financial instruments[2]	138.3	325.3	(187.0)	See “Financing activities”

Liabilities

Long-term debt	5,104.6	4,111.5	993.1	See “Financing activities”
Other liabilities	179.9	252.6	(72.7)	Gain on remeasurement of defined benefit plans less an increase related to a revaluation of an asset decommissioning obligation

[1]	The “restricted cash” and “deferred subsidies” line items are combined for purposes of the analysis.
[2]	Long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of September 30, 2021

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$5,130.6	$-	$760.8	$775.0	$3,594.8
Interest payments on long-term debt[2]	1,343.6	150.5	451.6	348.5	393.0
Lease liabilities	151.3	34.4	58.5	32.5	25.9
Interest payments on lease liabilities	20.4	6.0	7.9	4.0	2.5
Additions to property, plant and equipment and other commitments	565.6	135.5	157.4	107.9	164.8
Derivative financial instruments[3]	(83.5)	-	(98.5)	-	15.0
Total contractual obligations	$7,128.0	$326.4	$1,337.7	$1,267.9	$4,196.0

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes
[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2021.
[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2021, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $29.3 million ($31.0 million in the same quarter of 2020), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.5 million ($1.4 million in the same quarter of 2020). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2021, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $85.0 million ($81.5 million in the same quarter of 2020), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $4.0 million ($3.7 million in the same quarter of 2020). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $6.2 million with its parent corporation in the third quarter of 2021 ($10.5 million in the same quarter of 2020). During the first nine months of 2021, Videotron incurred management fees of $29.7 million ($34.5 million in the same period of 2020).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,130.6)	$(5,272.8)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(8.0)	(8.0)
Cross-currency swaps	137.1	137.1	333.3	333.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Gains and losses on valuation and translation of financial instruments for the third quarters and first nine months of 2021 and 2020 are summarized in Table 7.

Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
(Gain) loss on the ineffective portion of fair value hedges	$(0.2)	$0.9	$0.3	$0.4
	$(0.2)	$0.9	$0.3	$0.4

Gains on cash flow hedges of $14.3 million and $14.8 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2021 respectively ($18.1 million loss and $11.5 million gain in the third quarter and first nine months of 2020).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted EBITDA	$476.8	$483.6	$1,409.2	$1,382.7
Depreciation and amortization	(177.9)	(181.5)	(537.1)	(546.3)
Financial expenses	(62.0)	(50.2)	(174.7)	(159.5)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.9)	(0.3)	(0.4)
Restructuring of operations and other items	(9.3)	(15.2)	(8.8)	(25.2)
Loss on debt refinancing	–	–	(40.1)	–
Income taxes	(44.9)	(50.9)	(135.9)	(142.2)
Income from discontinued operations	–	–	–	35.5
Net income	$182.9	$184.9	$512.3	$544.6

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. Cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

Table 9

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted EBITDA	$476.8	$483.6	$1,409.2	$1,382.7
Additions to property, plant and equipment[1]	(103.5)	(115.7)	(316.5)	(298.2)
Additions to intangible assets[2]	(36.0)	(42.0)	(112.4)	(133.3)
Cash flows from operations	$337.3	$325.9	$980.3	$951.2

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to property, plant and equipment	$(103.5)	$(115.7)	$(316.5)	$(298.2)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(11.3)	(18.2)	(7.2)	(14.0)
Cash flows used for additions to property, plant and equipment	$(114.8)	$(133.9)	$(323.7)	$(312.2)

[2] Reconciliation to cash flows used for additions to intangible assets	Three months ended Sept. 30		Nine months ended Sept. 30
as per condensed consolidated financial statements:	2021	2020	2021	2020
Additions to intangible assets	$(36.0)	$(42.0)	$(112.4)	$(133.3)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	4.7	11.4	(12.3)	(33.5)
Cash flows used for licence deposit	(166.0)	-	(166.0)	-
Cash flows used for additions to intangible assets	$(197.3)	$(30.6)	$(290.7)	$(166.8)

Table 10

Cash flows from operations and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Cash flows from operations from Table 9	$337.3	$325.9	$980.3	$951.2
Plus (minus)
Additions to property, plant and equipment	103.5	115.7	316.5	298.2
Additions to intangible assets	36.0	42.0	112.4	133.3
Adjusted EBITDA	476.8	483.6	1,409.2	1,382.7

Plus (minus)
Cash portion of financial expenses	(60.5)	(48.7)	(169.9)	(155.0)
Cash portion related to restructuring of operations and other items	(9.3)	(7.9)	(8.0)	(17.9)
Current income taxes	(51.9)	(48.4)	(175.7)	(164.4)
Other	(0.2)	(0.5)	0.1	(0.5)
Net change in non-cash balances related to operating activities	(17.4)	(43.2)	(186.3)	44.1
Cash flows provided by continuing operating activities	$337.5	$334.9	$869.4	$1,089.0

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, OTT, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes:

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crisis, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended		Nine months ended
(in millions of Canadian dollars)		September 30		September 30
(unaudited)	Note	2021	2020	2021	2020
Revenues
Internet		$301.4	$285.5	$899.8	$839.1
Television		207.8	222.7	632.3	683.6
Mobile telephony		181.8	168.4	527.1	488.3
Wireline telephony		79.4	85.4	240.8	255.1
Mobile equipment sales		72.0	80.2	195.5	179.8
Wireline equipment sales		51.3	50.3	148.2	100.7
Other		45.8	45.4	138.2	135.1
		939.5	937.9	2,781.9	2,681.7

Employee costs	2	103.7	101.4	309.9	305.0
Purchase of goods and services	2	359.0	352.9	1,062.8	994.0
Depreciation and amortization		177.9	181.5	537.1	546.3
Financial expenses	3	62.0	50.2	174.7	159.5
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.9	0.3	0.4
Restructuring of operations and other items	4	9.3	15.2	8.8	25.2
Loss on debt refinancing	7	-	-	40.1	-
Income before income taxes		227.8	235.8	648.2	651.3

Income taxes (recovery):
Current		51.9	48.4	175.7	164.4
Deferred		(7.0)	2.5	(39.8)	(22.2)

		44.9	50.9	135.9	142.2

Income from continuing operations		182.9	184.9	512.3	509.1

Income from discontinued operations	13	-	-	-	35.5

Net income		$182.9	$184.9	$512.3	$544.6

Income from continuing operations attributable to
Shareholders		$182.9	$184.9	$512.2	$509.0
Non-controlling interests		-	-	0.1	0.1

Net income attributable to
Shareholders		$182.9	$184.9	$512.2	$544.5
Non-controlling interests		-	-	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended		Nine months ended
(in millions of Canadian dollars)		September 30		September 30
(unaudited)	Note	2021	2020	2021	2020
Income from continuing operations		$182.9	$184.9	$512.3	$509.1

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		14.3	(18.1)	14.8	11.5
Deferred income taxes		(3.4)	4.3	(0.4)	(2.0)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	10	11.0	(11.0)	109.5	(50.0)
Deferred income taxes		(2.9)	2.9	(29.1)	12.9

Reclassification to income:	7
Gain related to cash flow hedges		-	-	(1.0)	-
Deferred income taxes		-	-	0.6	-

		19.0	(21.9)	94.4	(27.6)

Comprehensive income from continuing operations		201.9	163.0	606.7	481.5

Income from discontinued operations	13	-	-	-	35.5

Comprehensive income		$201.9	$163.0	$606.7	$517.0

Comprehensive income from continuing operations attributable to
Shareholders		$201.9	$163.0	$606.6	$481.4
Non-controlling interests		-	-	0.1	0.1

Comprehensive income attributable to
Shareholders		$201.9	$163.0	$606.6	$516.9
Non-controlling interests		-	-	0.1	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	loss	interests	equity
	(note 8)		(note 10)
Balance as of December 31, 2019	$1,008.8	$(839.1)	$(48.7)	$0.5	$121.5
Net income	-	544.5	-	0.1	544.6
Other comprehensive loss	-	-	(27.6)	-	(27.6)
Issuance of common shares	6.8	-	-	-	6.8
Dividends	-	(471.0)	-	(0.2)	(471.2)
Balance as of September 30, 2020	1,015.6	(765.6)	(76.3)	0.4	174.1
Net income	-	183.8	-	-	183.8
Other comprehensive loss	-	-	(29.4)	-	(29.4)
Issuance of common shares	-	-	-	-	-
Dividends	-	(140.0)	-	-	(140.0)
Balance as of December 31, 2020	1,015.6	(721.8)	(105.7)	0.4	188.5
Net income	-	512.2	-	0.1	512.3
Other comprehensive income	-	-	94.4	-	94.4
Reduction of paid-up capital	(700.0)	-	-	-	(700.0)
Dividends	-	(325.0)	-	(0.1)	(325.1)
Balance as of September 30, 2021	$315.6	$(534.6)	$(11.3)	$0.4	$(229.9)

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
(in millions of Canadian dollars)		September 30		September 30
(unaudited)	Note	2021	2020	2021	2020
Cash flows related to operating activities
Income from continuing operations		$182.9	$184.9	$512.3	$509.1
Adjustments for:
Depreciation of property, plant and equipment		134.1	140.8	408.4	429.0
Amortization of intangible assets		33.8	32.1	99.6	92.5
Depreciation of right-of-use assets		10.0	8.6	29.1	24.8
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.9	0.3	0.4
Loss on debt refinancing	7	-	-	40.1	-
Impairment of assets	4	-	7.3	0.8	7.3
Amortization of financing costs	3	1.5	1.5	4.8	4.5
Deferred income taxes		(7.0)	2.5	(39.8)	(22.2)
Other		(0.2)	(0.5)	0.1	(0.5)
		354.9	378.1	1,055.7	1,044.9
Net change in non-cash balances related to operating activities		(17.4)	(43.2)	(186.3)	44.1
Cash flows provided by continuing operating activities		337.5	334.9	869.4	1,089.0

Cash flows related to investing activities
Additions to property, plant and equipment	5	(114.8)	(133.9)	(323.7)	(312.2)
Additions to intangible assets	6	(197.3)	(30.6)	(290.7)	(166.8)
Business acquisition		-	-	(6.7)	-
Proceeds from disposal of assets		3.6	0.9	6.2	2.7
Other		(0.4)	(33.0)	(0.4)	(33.0)
Cash flows used in continuing investing activities		(308.9)	(196.6)	(615.3)	(509.3)

Cash flows related to financing activities
Net change in bank indebtedness		-	0.3	-	2.6
Net change under revolving facility		-	(14.9)	-	(89.3)
Repayment of long-term debt	7	(1,023.3)	-	(1,023.3)	-
Issuance of long-term debt, net of financing costs	7	-	-	1,986.8	-
Repayment of lease liabilities		(10.0)	(10.2)	(29.9)	(29.5)
Settlement of hedging contracts	7	185.2	-	185.2	-
Dividends		(175.0)	(117.0)	(325.0)	(471.0)
Reduction in paid-up capital	8	-	-	(700.0)	-
Issuance of common shares	8	-	3.5	-	6.8
Dividends paid to non-controlling interests		-	-	(0.1)	(0.2)
Cash flows (used in) provided by continuing financing activities		(1,023.1)	(138.3)	93.7	(580.6)

Cash flows (used in) provided by continuing operations		(994.5)	-	347.8	(0.9)

Cash and cash equivalents at beginning of period		1,416.3	1.5	74.0	2.4
Cash and cash equivalents at end of period		$421.8	$1.5	$421.8	$1.5

Cash and cash equivalents consist of
Cash		$420.7	$0.4	$420.7	$0.4
Cash equivalents		1.1	1.1	1.1	1.1
		$421.8	$1.5	$421.8	$1.5

Interest and taxes reflected as operating activities
Cash interest payments		$45.6	$40.3	$150.6	$146.9
Cash income tax payments (net of refunds)		52.6	69.0	202.8	86.5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		September 30	December 31
(unaudited)	Note	2021	2020
Assets
Current assets
Cash and cash equivalents		$421.8	$74.0
Restricted cash	5	202.3	-
Accounts receivable		494.1	358.4
Contract assets		153.3	174.9
Amounts receivable from affiliated corporations		54.1	12.7
Inventories		160.7	94.3
Other current assets		143.0	129.0
		1,629.3	843.3

Non-current assets
Property, plant and equipment		2,799.7	2,879.5
Intangible assets	6	1,513.5	1,351.4
Goodwill		542.6	538.1
Right-of-use assets		120.5	111.3
Derivative financial instruments		155.0	353.7
Investments		1,595.0	1,595.0
Promissory note to the parent corporation		160.0	160.0
Other assets		259.4	287.3
		7,145.7	7,276.3
Total assets		$8,775.0	$8,119.6

Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions		$600.4	$608.0
Amounts payable to affiliated corporations		74.1	67.9
Deferred subsidies	5	202.3	-
Deferred revenue		269.0	275.7
Income taxes		31.2	59.1
Current portion of lease liabilities		34.4	32.0
		1,211.4	1,042.7

Non-current liabilities
Long-term debt	7	5,104.6	4,111.5
Derivative financial instruments		16.7	28.4
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		116.9	110.3
Deferred income taxes		780.4	790.6
Other liabilities		179.9	252.6
		7,793.5	6,888.4

Equity
Capital stock	8	315.6	1,015.6
Deficit		(534.6)	(721.8)
Accumulated other comprehensive loss	10	(11.3)	(105.7)
Equity attributable to shareholders		(230.3)	188.1
Non-controlling interests		0.4	0.4
		(229.9)	188.5
Contingencies	12
Subsequent event	14

Total liabilities and equity		$8,775.0	$8,119.6

See accompanying notes to condensed consolidated financial statements.

videotron ltd.

notes to condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and the ultimate parent corporation is Quebecor inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. To limit the spread of the virus, the Québec government has imposed several restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. The Québec government has gradually implemented a new reopening plan since May 2021 and has imposed the use of a vaccination passport starting September 1, 2021, required to be admitted to certain locations or to participate in certain non-essential activities. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and led at times to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets. Despite the constraints created by this pandemic, Videotron has continued to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the future evolution of the pandemic, including any new major wave, the full impact of this health crisis cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2020 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 3, 2021.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2021.

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Employee costs	$142.2	$146.4	$444.2	$452.1
Less employee costs capitalized to property, plant and equipment and intangible assets	(38.5)	(45.0)	(134.3)	(147.1)
	103.7	101.4	309.9	305.0
Purchase of goods and services
Royalties and rights	99.6	98.4	300.3	304.4
Cost of products sold	125.3	133.8	350.9	308.8
Subcontracting costs	35.7	42.4	116.6	104.7
Marketing and distribution expenses	13.8	16.2	42.3	38.6
Other	84.6	62.1	252.7	237.5
	359.0	352.9	1,062.8	994.0
	$462.7	$454.3	$1,372.7	$1,229.0

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Third parties:
Interest on long-term debt	$57.9	$50.8	$170.5	$153.6
Amortization of financing costs	1.5	1.5	4.8	4.5
Interest on lease liabilities	1.3	1.1	4.1	3.2
Interest on net defined benefit liability	1.4	1.1	4.1	3.3
Loss (gain) on foreign currency translation on short-term monetary items	2.7	(1.7)	(0.8)	1.2
Other	(0.8)	(0.6)	(2.1)	(0.5)
	64.0	52.2	180.6	165.3
Affiliated corporations:
Interest expense	38.2	38.2	113.3	113.8
Dividend income	(38.6)	(38.6)	(114.5)	(115.0)
Interest on lease liabilities	0.4	0.4	1.2	1.4
Interest income	(2.0)	(2.0)	(5.9)	(6.0)
	(2.0)	(2.0)	(5.9)	(5.8)
	$62.0	$50.2	$174.7	$159.5

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2021, charges of $9.3 million and $11.5 million were recorded in connection with cost reduction initiatives ($7.9 million and $17.9 million in 2020), while an impairment charge on assets of $0.8 million was also recorded in the nine-month period ended September 30, 2021 ($7.3 million in three-month and nine-month periods ended September 30, 2020).

In addition, during the nine-month period ended September 30, 2021, the Corporation also recorded gains related to other items of $3.5 million (none in 2020).

5.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian Government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash with a corresponding amount recorded as deferred subsidies in the consolidated balance sheet. During the respective three-month and nine-month periods ended September 30, 2021, $4.0 million and $13.9 million of these deferred subsidies were recognized in reduction of the additions to property, plant and equipment, upon the realization of the required investments.

6.	SPECTRUM LICENCES

On July 29, 2021, the Corporation announced an investment of nearly $830.0 million in the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. The Corporation made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. Innovation, Science and Economic Development Canada (ISED) had initially set October 4, 2021 as the date for payment of the balance. However, delivery of the licenses has been postponed to give ISED time to conduct technical consultations with respect to the 3500 MHz band. ISED has not yet determined the date on which the spectrum licences will be issued and delivered as well as the date the final payment of $664.0 million will become due.

In late August 2021, two competitors launched legal proceedings in Federal Court contesting the awarding of 3500 MHz licences in Western Canada to the Corporation. These cases are currently before the Court. On October 22, 2021, the Federal Court dismissed an application for an interlocutory injunction filed by a competitor to halt the granting of spectrum licences for Western Canada.

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2021	December 31, 2020
Total long-term debt	$5,130.6	$4,120.0
Change in fair value related to hedged interest rate risk	11.7	16.8
Financing costs, net of amortization	(37.7)	(25.3)
	$5,104.6	$4,111.5

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On June 3, 2021, Videotron issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $40.1 million was recorded in the consolidated statement of income in the second quarter of 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed, and the related hedging contracts were unwound, for a total cash consideration of $838.1 million, including the early redemption premium.

On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the Notes and at a decreasing premium thereafter. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes denominated in U.S. dollars by using cross-currency swaps.

As of September 30, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,167.3 million ($2,561.8 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $137.1 million ($333.3 million as of December 31, 2020).

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as at December 31, 2020	10,718,327	$1,015.6
Reduction of paid-up capital	–	(700.0)
Balance as of September 30, 2021	10,718,327	$315.6

Issuance of common shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the nine-month period ended September 30, 2021, the Corporation reduced its paid-up capital for cash considerations of $700.0 million.

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

9.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2021:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2020	1,467,700	$30.56
Cancelled	(577,100)	30.53
As of September 30, 2021	890,600	30.58
Vested options as of September 30, 2021	–	$–

Quebecor Media Inc.
As of December 31, 2020	30,000	$64.31
Exercised	(30,000)	64.31
As of September 30, 2021	–	$–

During the three-month period ended September 30, 2021, 21,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.5 million (no stock options in 2020). During the nine-month period ended September 30, 2021, 30,000 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.9 million (12,750 stock options for $0.8 million in 2020).

Deferred share unit and performance share unit plans

The deferred share units (“DSUs”) are based on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. As of September 30, 2021, 79,070 DSUs were outstanding under this plan (85,007 as of December 31, 2020). During the first quarter of 2020, a cash consideration of $1.6 million was paid relating to the performance share unit plan terminated in 2020.

Stock-based compensation expense

For the three-month period ended September 30, 2021 a net reversal of charge related to all stock-based compensation plans was recorded in the amount of $1.0 million (a net charge of $1.2 million in 2020). For the nine-month period ended September 30, 2021, a net reversal of charge related to all stock-based compensation plans was recorded in the amount of $1.1 million (a net charge of $1.4 million in 2020).

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2019	$33.0	$(81.7)	$(48.7)
Other comprehensive income (loss)	9.5	(37.1)	(27.6)
Balance as of September 30, 2020	42.5	(118.8)	(76.3)
Other comprehensive loss	(21.7)	(7.7)	(29.4)
Balance as of December 31, 2020	20.8	(126.5)	(105.7)
Other comprehensive income	14.0	80.4	94.4
Balance as of September 30, 2021	$34.8	$(46.1)	$(11.3)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 3/4-year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2021 is mainly due to an increase in the discount rate since December 31, 2020.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

videotron ltd.

notes to condensed consolidated financial statements (Continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020
(tabular amounts in millions of Canadian dollars, except for option data)
(unaudited)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,130.6)	$(5,272.8)	$(4,120.0)	$(4,419.2)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(8.0)	(8.0)
Cross-currency swaps	137.1	137.1	333.3	333.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

12.	CONTINGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

13.	DISCONTINUED OPERATIONS

In the second quarter of 2020, a gain of $35.5 million (without any tax consequence) was recorded as certain adjusting conditions to the sale price were achieved in connection to the 4Degrees Colocation Inc. data center operations sold in 2019.

14.	SUBSEQUENT EVENT

On October 1, 2021, the Corporation contracted a subordinated loan of $1,473.0 million from Quebecor Media inc, bearing interest at a rate of 8.5%, payable every six months on June 20 and December 20, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1,473.0 million into 1,473,000 preferred shares, Series M, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard

By:	Hugues Simard
Vice President Finance

Date: November 10, 2021